
Clear
Protocol®


Clear
Protocol®

ClearProtocol®

Validate clinical procedures hands-free with Clear Protocol® SaaS

Covered under US Utility Patents 10,318,928 B1 (2019), and 11,341,460 B2 (2022).

The Problem

- A clinician's purpose is to deliver healthcare without omissions consistently, regardless of interruptions, fatigue, etc.

- There is an information bottleneck that impacts all of healthcare. Clinicians have to enter and request information inefficiently.

- Physicians spend nearly two hours on documentation for every hour seeing patients.[1]

- Nearly 1/3 of physicians spend 20 hours or more a week on paperwork and administrative tasks.[2]

ClearProtocol®

The Results of the Bottleneck

Constant Information Exchange

New Treatments

New Devices

New Drugs

Complex Treatments

Co-morbidities



Clinicians Have to Enter & Request Information *Inefficiently*

Inefficiency

Clinician Fatigue

Errors

Harm to Patient

Longer Hospital Stays

High Costs

The Solution… Clear Protocol®

- Validation of clinical procedures

- Contemporaneous documentation

- Dynamic, two-way communication with the electronic medical record

- Hands-free

ClearProtocol®

The Solution… Clear Protocol®

Clear Protocol® is not another transcriber method.

It allows for both validation and documentation at the same time information is received.

ClearProtocol®

Advantages

- Saves valuable time

- Promotes patient safety
  - Following guidelines with Clear Protocol® can help prevent medication errors. These errors "… injure approximately 1.3 million…" annually in U.S. [3]

- Reduces malpractice liability

ClearProtocol®

Benefits

- Secure, HIPAA compliant

- Compatible with most hardware and operating systems (Windows, MacOS, iOS, Android, etc.)

ClearProtocol®

Business Opportunity

- B2B Recurring Revenue - In a Stable Industry

- Efficient Use of Capital - Scalable SaaS

- Patent Protection

- Every clinician in every hospital, clinic, and private practice is a potential user of the Clear Protocol® system.

ClearProtocol®

Intellectual Property



Two Issued
US Utility Patents:
10,318,928 B1 (2019),
11,341,460 B2 (2022)



"Clear Protocol"
trademarked; name
usable in any
industry



clearprotocol.com,
and ".ai" Domains



Software
copyrighted



Trade secrets
maintained

ClearProtocol®

Total Market

4.4 Million Doctors[4] and Nurses[5,6]



Addressable Market 3.6 Million Active Doctors and Nurses

20% Administrative or Other Non-users

@ $300/user/month = $1B

ClearProtocol®

Annual Revenue and User Projection

Subscription recurring revenue only. One-time charges such as hardware, installation, and training not included.



$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
REVENUE
7000
6000
5000
4000
3000
2000
1000
0
USERS
$23,400,000
6,500
$7,200,000
2,000
$2,160,000
600
$360,000
100
1
2
3
4
YEARS
Revenue
Users

ClearProtocol®

Market Validation Survey

- Surveyed nearly 200 doctors from 17 different specialties
  Professional survey performed by Sago (Schlesinger Group), Baltimore.

- 80% want to learn more about Clear Protocol®

- 77% of doctors would be interested in integrating Clear Protocol® into their practice

ClearProtocol®

Founders

Marie L. Kestone, RN., Co-founder
Having lost close friends, 19 and 34 years old, from
routine hospital stays, and not to mention her years
of experience as RN at Southern California
hospitals, Marie was inspired to
co-found a Health IT enterprise.



Ernest M. Kestone, CEO, Co-founder
When a friend's mother developed infections upon
consecutive hospital visits, an idea was born to
assist in verifying every clinical procedure using
digital technology. A life career in a highly
regulated business environment provided Ernest
with the technical know how.



ClearProtocol®

Team Advisors 1 of 2 - We share a passion for Assistive Technology



**Rindala Saliba, PhD
Strategic Product
Management/Technical
Marketing**



**Giancarlo Fazzi, BBA
General Operations,
Clear Protocol, Inc.**



**Dimitrios Zikos, PhD
Assistant Professor,
Health Administration Program,
College of Health Professions,
Central Michigan University**

ClearProtocol®

Team Advisors 2 of 2 - We share a passion for Assistive Technology



**Steven Werber, PhD,
Lecturer, UCLA Anderson
School of Management**



**Matthew Turk, PhD
President, Toyota Technological
Institute at Chicago.**



**Otto Steinbusch, JD
Intellectual Property Attorney,
Esplin & Associates, PC,
Carlsbad, CA**



**Seanna Thompson, MD,
MBA, MS, FACOG, Dipl. of ABOM,
Medical Director, MSO at
Mount Sinai Hospital, South Nassau,
NY**



**Jonathan Jassey, DO
Pediatrician at
Bellmore Merrick Medical
Long Island, New York**



**Richard Bruckner, MD
Regional Medical Director,
PM Pediatrics, Long Island, NY;
Pediatric Emergency Attending,
Stony Brook University.**



**Edward P. Hoffer,
MD, FACP, FACC, FACMI
Associate Professor of Medicine, Harvard;
Senior Scientist at
Massachusetts General Hospital**

ClearProtocol®



ClearProtocol®

CONTACT





www.clearprotocol.com

Ernest M Kestone
CEO, Co-Founder
ernest@clearprotocol.com
(626) 888-2378 voice/text

Follow us on LinkedIn at:
linkedin.com/in/clearprotocol/



REFERENCES

1. SINSKY ET AL., 2016 Sinsky, C., Colligan, L., Li, L., Prgomet, M., Reynolds, S., Goeders, L., Westbrook, J., Tutty, M., and Blike, G. (2016). Allocation of physician time in ambulatory practice: A time and motion study in 4 specialties. Annals of Internal Medicine, 165(11), 753. https://doi.org/10.7326/m16-0961 Accessed April 3rd, 2023

2. AMA 2018. American Medical Association "Do you spend more time on administrative tasks than your peers?" https://www.ama-assn.org/practice-management/sustainability/do-you-spend-more-time-administrative-tasks-your-peers "For every hour physicians provide direct clinical face time to patients, nearly 2 additional hours is spent on EHR and desk work within the clinic day. Outside office hours, physicians spend another 1 to 2 hours of personal time each night doing additional computer and other clerical work." Accessed March 31st, 2023

3. WHO 2017. World Health Organization. *WHO Launches Global Effort to Halve Medication-Related Errors in 5 Years* "Medication errors …injure approximately 1.3 million… annually in U.S." (hospitals and other settings). https://www.who.int/news-room/detail/29-03-2017-who-launches-global-effort-to-halve-medication-related-errors-in-5-years Published March 29th, 2017. Accessed April 3rd, 2023.

4. YOUNG 2020. (Federation of State Medical Boards, Ed.) Journal of Medical Regulation, 57-64. FSMB Census of Licensed Physicians in the United States, 2020 "There are 1,018,776 licensed physicians in the United States…" http://meridian.allenpress.com/jmr/article-pdf/107/2/57/2916382/i2572-1852-107-2-57.pdf Accessed February 1st, 2023.

5. BLS.GOV 2023, Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, Registered Nurses, "Quick Facts: Registered Nurses… Number of Jobs, 2021, 3,130,600" at https://www.bls.gov/ooh/healthcare/registered-nurses.htm Accessed February 2, 2023.

6. BLS.GOV 2023, 2 of 2. Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, Nurse Anesthetists, Nurse Midwives, and Nurse Practitioners, "Quick Facts: Nurse Anesthetists, Nurse Midwives, and Nurse Practitioners… Number of Jobs, 2021, 300,000" at https://www.bls.gov/ooh/healthcare/nurse-anesthetists-nurse-midwives-and-nurse-practitioners.htm Accessed February 2, 2023.

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ClearProtocol®